UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )

                               PVC CONTAINER CORP.
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    693651101
                          -----------------------------
                                 (CUSIP number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                    505 Park Avenue, New York, New York 10022
                                 (212) 753-7200
    -----------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                November 21, 2000
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 693651101                  13D        Page 2 of 6
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================================================================================
     1.       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Lionheart Group, Inc.
              13-3790-376
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
--------------------------------------------------------------------------------
     4.       SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7.      SOLE VOTING POWER
   SHARES                       673,600
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING    ------------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                0
              ------------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                673,600
              ------------------------------------------------------------------
                 10.     SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    673,600
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.6%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IA
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 693651101                  13D        Page 3 of 6
-------------------------------              -----------------------------------


================================================================================
     1.       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Duncan Soukup
--------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3.       SEC USE ONLY
     4.       SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom
--------------------------------------------------------------------------------
                  7.      SOLE VOTING POWER
 NUMBER OF                      680,600
  SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH

                  8.      SHARED VOTING POWER
                                0
               -----------------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
                                680,600
               -----------------------------------------------------------------
                 10.      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                    680,600
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.7%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON*
                    IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 693651101                  13D        Page 4 of 6
-------------------------------              -----------------------------------



                            STATEMENT ON SCHEDULE 13D

            The following constitutes Amendment No. 5 to the Schedule 13D filed by Lionheart Group, Inc. ("Lionheart") and Duncan Soukup. The Schedule 13D, as amended, filed by Lionheart and Mr. Soukup is collectively referred to as "Schedule 13D." Except as specifically amended by this Amendment No. 5, the
Schedule 13D remains in full force and effect.

Item 2.     Identity and Background.

            Item 2 is amended to read as follows:

            This statement on Schedule 13D is being filed by Lionheart and Duncan Soukup (the "Reporting Persons"). The business address of the Reporting Persons is 230 Park Avenue, Suite 516, New York, NY 10169.

            Lionheart as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of Lionheart owns 5% or more of the outstanding Common Stock. Mr. Soukup is the sole director and an officer of Lionheart.

            The officers of Lionheart are Duncan Soukup, President, Secretary and Treasurer; Brant Root, Vice President; and John Radziwill, Vice President. The present occupation of (a) Duncan Soukup is President of Lionheart and chairman and chief executive officer of York Energy Ltd, a Guernsey company quoted on the Ofex market in the United Kingdom, (b) Brant Root is Vice President of Lionheart, and (c) John Radziwill is Vice President of Lionheart. Duncan Soukup and John Radziwill are citizens of the United Kingdom and Brant Root is a citizen of the United States.

            During the last five years, neither Lionheart nor Duncan Soukup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is amended as follows:

            The aggregate purchase price of the 673,600 shares of Common Stock beneficially held by Lionheart is $3,590,477. All of the shares of Common Stock beneficially held by Lionheart were purchased with the working capital of the investment funds and managed accounts for whose accounts such shares were purchased. The aggregate purchase price of the 7,000 shares of Common Stock beneficially held by Mr. Soukup is $34,580. All of the shares of Common Stock beneficially held by Mr. Soukup were purchased through his IRA accounts whose investments decisions are controlled by him.

Item 5.     Interest in Securities of the Issuer.

            Item 5(a), (b) and (c) are amended as follows:

            Item 5(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,044,655 shares of Common Stock outstanding as of September 30, 2000 as reported in the Issuer's Quarterly Report for the quarter ended September 30, 2000 on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2000.

            As of the close of business on November 27, 2000, Lionheart beneficially owns 673,600 shares of Common Stock, constituting approximately 9.6% of the shares of Common Stock outstanding and Duncan Soukup beneficially owns 680,600 shares of Common Stock constituting approximately 9.7% of the shares of Common Stock outstanding.

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CUSIP NO. 693651101                  13D        Page 5 of 6
-------------------------------              -----------------------------------

            Item 5(b) Lionheart has sole voting and dispositive power with respect to 673,600 shares of Common Stock. Mr. Soukup has sole and dispositive power with respect to 7,000 shares of Common Stock owned by him and by virtue of being the President and sole director of Lionheart, Mr. Soukup may be deemed to have sole power to vote and dispose of an additional 673,600 shares of Common Stock.

            Item 5(c) In the 60 days prior to the date of the filing of this Statement, the Reporting Persons effected no transactions in the Common Stock other than those set forth in the following table:

                                        Buy or         No. of             Price
   Date             Filing Party        Sell           Shares             (US$)
   ----             ------------        ----           ------             -----

   9/28/00          Lionheart            Buy            5,700              4.46
   9/29/00          Lionheart            Buy            8,100              4.56
  10/02/00          Lionheart            Buy            3,000              4.19
  10/24/00          Lionheart            Buy              100              5.00
  10/30/00          Lionheart            Buy              500              4.81
  10/31/00          Lionheart            Buy            5,100              4.89
  11/15/00          Lionheart            Buy            9,000              4.36
  11/16/00          Lionheart            Buy            5,000              4.28
  11/20/00          Lionheart            Buy            2,700              4.45
  11/21/00          Lionheart            Buy              500              4.38
  11/22/00          Lionheart            Buy            1,000              4.31

            The above transactions were effected in the open market.


           [The remainder of this page was intentionally left blank.]

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CUSIP NO. 693651101                  13D        Page 6 of 6
-------------------------------              -----------------------------------





            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 27, 2000

                                           LIONHEART GROUP, INC.



                                           By:  /s/ Duncan Soukup
                                                --------------------------------
                                           Name:  Duncan Soukup
                                           Title:   President

                                           Executed  on  behalf  of the  parties
                                           hereto  pursuant to the Joint  Filing
                                           Agreement    previously    filed   on
                                           February  10,  2000   together   with
                                           Amendment No. 3 to this Schedule 13D.